United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
under the
Securities Exchange Act of 1934

For the month of November, 2014

GRUMA, S.A.B. de C.V.
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

   If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS
* Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A.B. de C.V.

By     /s/ Raul Cavazos Morales

___________________________
Raul Cavazos Morales
Chief Financial Officer.
Date: November 10, 2014

IR Contact Information: ir@gruma.com (52) 81 8399-3349
San Pedro Garza Garcia, N.L., Mexico, November 10, 2014	www.gruma.com

 FITCH UPGRADES GRUMA'S RATINGS TO 'BBB-';
OUTLOOK STABLE

San Pedro Garza Garcia, N.L., Mexico, November 10, 2014. - GRUMA, S.A.B. de C.V. (''GRUMA'') (NYSE: GMK, BMV: GRUMAB) today announced that Fitch Ratings (''Fitch'') has upgraded the ratings of GRUMA as follows:

- Long-term Foreign Currency Issuer Default Rating (IDR) to 'BBB-' from 'BB+';
- Long-term Local Currency IDR to 'BBB-' from 'BB+';
- USD300 million perpetual bonds to 'BBB-' from 'BB+'.

The Rating Outlook is Stable.

According to Fitch ''The upgrade in GRUMA's ratings reflects the company's commitment to improve its capital structure which has resulted in debt reduction, lower leverage ratios, higher profitability and robust free cash flow (FCF) generation.''

ABOUT GRUMA
Since 1949, GRUMA, S.A.B. de C.V., is one of the world's leading tortilla and corn flour producers. With leading brands in most of its markets, GRUMA has operations in the United States, Mexico, Central America, Europe, Asia and Oceania, and exports to more than 100 countries worldwide. GRUMA is headquartered in San Pedro Garza Garcia, Mexico, and has approximately 18,000 employees and 75 plants. In 2013, GRUMA had net sales of US$3.8 billion (excluding the Venezuelan and wheat flour operations), of which 69% came from non-Mexican operations. For further information please visit www.gruma.com.